UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (this “Report”) amends the Report on Form 6-K filed by ProQR Therapeutics N.V. (“ProQR”) with the U.S. Securities and Exchange Commission on November 7, 2024 (the “Original Form 6-K”) solely to incorporate by reference the information contained herein and Exhibits 99.1 and 99.2 attached hereto into the registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, and File No. 333-263166) of ProQR, as indicated in the section “Incorporation by Reference.”

Except as set forth herein, this Report speaks as of the original filing date of the Original Form 6-K and does not amend, update or restate any information set forth in the Original Form 6-K or reflect any events that occurred subsequent to the original filing date of the Original Form 6-K.

INCORPORATION BY REFERENCE

This Report and the exhibits hereto, including any amendment and report filed for the purpose of updating such documents, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, and File No. 333-263166) of ProQR and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: December 12, 2024	By:	/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

INDEX TO EXHIBITS

Number	Description
99.1*	Unaudited financial statements of ProQR Therapeutics N.V. for the three and nine-month periods ended September 30, 2024.

99.2*	Press Release of ProQR Therapeutics N.V. dated November 7, 2024, announcing the Company’s results for the three and nine-month periods ended September 30, 2024.

*Previously filed.